NEWLAN & NEWLAN Attorneys at Law 800 Parker Square Suite 205 Flower Mound, Texas 75028
Telephone: (972) 899-4070	Facsimile: (877) 796-3634
www.newlan.com
lee@newlan.com	eric@newlan.com

December 9, 2010

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Douglas Brown

            Re:      Louisiana Food Company

                        Registration Statement on Form S-1

                        Commission File No. 333-169924

Dear Ms. Parker:

            This is in response to the Staff’s letter of comment dated December 8, 2010, relating to the captioned Amendment No. 1 to Registration Statement on Form S-1 of Louisiana Food Company (the “Company”). The Staff’s comments are addressed below, seriatim:

            Comment No. 1: Please be advised that the requested updates to disclosure have been made, where appropriate, in response to this comment (pp. 4, 21, 22, 24, 25, 29 and 39).

            Comment No. 2: We have concluded that Mr. David Loflin qualifies for the safe harbor provided by Rule 3a4-1and that he need not register as a broker/dealer because Mr. David Loflin meets, and will in the future meet, the conditions of Rule 3a4-1a(4)(iii), in that he restricts his activities to comply with all of the strictures contained in subparagraphs A., B. and C. of such Rule. Mr. David Loflin will not participate in the direct public offering in any capacity other than performing ministerial and/or clerical work in relation thereto.

            The Company and the Selling Shareholders intend to undertake the direct public offering and the resale offering concurrently. In this regard, please refer to the first Risk Factor on p. 10 of the Prospectus, “The Selling Shareholders may compete with our company for buyers of shares, making it potentially more difficult for us to raise money.”

            Comment No. 3: Please be advised that Mr. David Loflin will not receive any transaction-based compensation in any manner or form for his participation in either the resale offering or the direct public offering.

            Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company’s responses.

            Thank you for your attention in this matter.

                                                                        Sincerely,

                                                                        NEWLAN & NEWLAN

                                                                        By: /s/ ERIC NEWLAN

                                                                                    Eric Newlan

cc: Louisiana Food Company